INVEST IN **FOODIEKID**

Frozen organic baby meals for all stages; prepped, portioned & made in minutes


MADE IN MINUTES
foodiekid
simple starters
organic baby meals
LENTIL & VEGGIE BLEND PACK
VEGGIE BLENDS PACK
ROOT VEGGIE & SQUASH PACK
CHOOSE THE TEXTURE!
4
NET WT 16 OZ. (454g)
USDA ORGANIC

foodiekid.com New York NY

Food | Retail | Food Tech | Ecommerce | Female Founder

OVERVIEW UPDATES 2 WHAT PEOPLE SAY 7 ASK A QUESTION 2

Highlights

1. 1st to market packaged frozen baby food 'meal kit'
2. Revenue in 2020 was 2x previous year
3. Launched in NYC; sold in CT, NJ, DC, PA, DE via flagship e-tailer Fresh Direct & 35 retail locations
4. Organic product with 4x LTV of traditional baby food - can be used for an infant, toddler or child
5. Launching in 70 stores in Q2 2021 in CT and MA
6. Accepted into UNFI NEXT program for emerging brands in March 2020
7. Established industry relationships and scalable infrastructure to grow and scale Simple Starters

Our Team



Christine Topalian CEO, Founder

Food CPG Executive, former Senior Director of Commercial Business Development at Verizon Media, Director of Sales and Business Development at NYTimes, BS in Marketing and Management at NYU. Foodie. Passionate cook. Mom of 2.

Simple Starters was born out of personal need. I was a busy working mom of two boys who had a hard time keeping up with making their food from scratch, but couldn't stomach the existing options in baby food. I created Simple Starters to make it easier for parents to feed their kids fresh baby food and feel good about it!



Nicole Silber Pediatric Nutritionist

10+ yrs as an RD and Clinical Nutritionist Private Practice + NY Presbyterian/Columbia and NYU Langone. Health & Wellness Foodie. Mom of 2



Jessica Mailloux Kelly Head of Marketing

15+ yrs of CPG and Digital Marketing BBDO, Discovery, Urban Sitter. Foodie. Mom of 4

All the benefits of homemade baby and toddler food without any of the hassle

FoodieKid was born out of personal need. Christine was a busy, working mom who wanted her kids to have a healthy start in life. She had one child who snubbed existing pre-made baby food options. And another who refused to eat purees. Like many parents, she had no choice but to make everything from scratch, and in multiple forms (puree & finger food). Overwhelmed with the time consuming process, Christine knew there had to be an easier solution.

FoodieKid is a baby and toddler food brand with a highly differentiated product offering. Our first line, Simple Starters provides meal packets of organic, prepped and flash-frozen ingredients that are nutritiously balanced and recipe ready. Parents choose the texture and flavor, eliminating the 'staging' that comes with baby food.

Simple Starters is filling a large gap in the baby food industry: it is a 'better for you' product that can adapt to the needs of parents today.



LENTIL & VEGGIE BLEND PACK
4 ct, 4 oz each packet
4 x Carrots, Lentils, Red Peppers, Spinach, Oregano Blend
ROOT VEGGIE & SQUASH PACK
4 ct, 4 oz each packet
1 x Carrots
1 x Beets
1 x Sweet Potato
1 x Butternut Squash
VEGGIE BLENDS PACK
4 ct, 4 oz each packet
2 x Peas, Zucchini, Green Bean Blend
2 x Sweet Potato, Broccoli, Kale Blend
ALLERGEN FRIENDLY
BPA FREE PACKAGING
VEGETARIAN
NON-GMO
NO ADDED SUGAR
NO PRESERVATIVES

Let's take a look how it works:



How to make homemade baby food with Simple Starters
from FoodieKid
how to get homemade organic baby food on the table in minutes...
00:21
vimeo

Simple Starters is the first 'baby food meal kit' offering in retail with a very competitive price point at $2.50/meal. Existing alternatives in grocery are pouches jars of processed purée sitting on the shelves for 3+ years and there are major concerns about added sugars and heavy metals. Puree is also only relevant for a short time - parents are starting to feed solid foods much earlier and are serving "finger food first" to encourage self-feeding. Products today do not help with any of this and are missing a valuable opportunity. New entrants in the DTC space exist, however they have high price points (2x Simple Starters), subscriptions with high minimums, and are mostly focused on purees.



Simple Starters convenient and affordable offering is positioned to be a leading brand in the baby food space
Parent Made
Subscription Offering
Retail Offering
Expensive
$4-8 per meal
Affordable
$1 - 3 per meal
Freshly Made
Cold Pressed
Processed
Pre-Made
Why we are different:
simple starters
Convenient product offering that is easily made for all ages and stages of baby feeding
Competitively priced at $2.50 /meal; sold in retail channels to reach the broadest audience.
Flash frozen enabling long shelf life with at-peak nutrition, color and taste
No added sugars (including fruits) in our vegetable/plant based protein blends

The 'whole food' format of Simple Starters eliminates the need for staging by developmental milestones, and extends the LTV of a customer by 4x of Puréed Baby Food.



Comparison of Customer Lifespan Value by Brand Category
Month of Consumption
Total Customer Lifespan Revenue
Pureed Baby Food
DTC (Puree)
DTC (Finger Food)
Foodie Kid
Months 9 9 16 36
Lifespan Revenue $1,004 $3,524 $7,906 $8,100
Cost Per Meal 1.24 4.35 5.49 2.50
simple starters
The 'whole food' format of Simple Starters eliminates the need for staging by developmental milestones, and extends the LTV of a customer by 4x of Puréed Baby Food.

Frozen foods have never been as popular

This last year was full of big changes, including shifts in how we live, shop and eat. And one trend that has accelerated thanks to changes in lifestyle: frozen foods have never been more popular. 70% more consumers are buying more frozen food since March 2020. Frozen foods are awesome for so many reasons, including less food waste, convenience, and added nutrition. These benefits are exactly what make Simple Starters unique in the baby food category and a super healthy and convenient choice for parents.

Our Team

FoodieKid is a women-led business made up of an amazing team of business development, marketing and nutrition professionals who are also food lovers and moms. Christine Topalian met Nicole Silber (through a Google search!) and after pitching her idea, Nicole instantly jumped in to help create a flexible and time saving solution for fresh baby food. Six months later Jessica joined our team and has led our marketing efforts since. FoodieKid's advisory team Vreij Kolandjian, Mary Schroeder and Susan Lyne have deep experience across CPG, Start Up

Mary Schroeder and Susan Lyne have deep experience across CPG, Start Up Management and Venture Investing.



Team
Christine Topalian
Founder, CEO
15+ yrs exec level BD, strategy and product
Amex, NYTimes, Aol/Verizon Media.
Foodie. Passionate Cook. Mom of 2.
Nicole Silber
RD, Pediatric Nutritionist
10+ yrs as an RD and Clinical Nutritionist
Private Practice + NY Presbyterian/Columbia and NYU Langone
Health & Wellness Foodie. Mom of 2
Jessica Mailloux
Head of Marketing
15+ yrs of CPG and Digital Marketing
BBDO, Discovery, Urban Sitter
Foodie. Mom of 4
Strategic Advisors/Investors
Vreij Kolandjian
Retired president of Uncle Ben's inc and is currently part owner of Chung's Gourmet Foods. His extensive CPG experience includes brands Pampers, Whiskas, and Pedigree.
Mary Schroeder
Private CPG Investor, Interim Executive Manager, Experienced Board Member, Turnaround Specialist
Susan Lyne
Susan is President and Managing Partner of BBG Ventures. Lyne has held leadership positions at companies of all sizes and stages, including AOL, Gilt Groupe and Martha Stewart.

Where we are today

We are an early stage food brand that has made significant traction in a short period of time. We are sold in NYC, CT, NJ, PA and DE via our flagship e-tailer Fresh Direct and 35 retail locations. 2020 revenue was 2x previous year. We have a soon-to-be announced retail launch in 70 stores coming mid Q2 2021 in MA and CT and are aggressively moving to get into key retailers in the Northeast. We are focused on key retailers that have an online component to them such as Fresh Direct with broader distribution capabilities. Our thesis has been that baby/toddler food should live within an existing grocery funnel, however we do home delivery in New York and aim to expand regions once we receive funding.



Traction
simple starters
Indication of Market Interest
$92K in sales with limited distribution/($150K before Retail Margins)
Pilot resulted in 70% repeat orders, 90% in natural/health stores
Fresh Direct & FoodKick sales up 2x.
Developed Supply Chain
Ingredient procurement via established food broker with key farming relationships
Partnered with co-packer that can produce Simple Starters at mid-scale
Developed Distribution
Signed deal with national distributor UNFI
Partnership with Tozzi & Associates Food Brokerage focusing on natural/health retail
Direct distribution process in place
Brand Development & Marketing
Growing social community focused on baby/toddler recipes and nutrition
Event and demo based marketing targeting mothers
Active
+20 Independents
In Discussion



How we scale
Direct sales in conjunction with food brokerage and distributors for logistics fulfillment.
2 National Distributors: UNFI & Kehe (Deal signed with UNFI)
Additional Online Retailers (Amazon, Peapod).
DTC: Activate direct to consumer delivery to 98% of the country through fulfillment partner (identified)
Direct sales focused on major chains and drug stores
Partnerships with meal kit delivery services: Simple Starters as an 'add on'
Unit Price: $9.99
Avg Gross Margin: 49%

What are people saying about Simple Starters?



Consumers
Retailers


"It helped me feel more comfortable in the solids process."
- CARLY, Mom of a 8 month old
"We love offering such an innovative product for parents who are looking for healthy food for their babies and toddlers, and the convenience that comes along with it."
- Perelandra Natural Foods
"I absolutely loved the finger food aspect of it for my 16 month old."
- NOEMIE, Mom of a 16 month old
Testimonials
"We love being able to offer Simple Starters to our moms and dads who want an easy, convenient, and healthy option for baby food."
- Fresh Direct
"Ultimately deciding what texture and flavor I want to feed my baby is appealing."
- MARGAUX, Mom of a 5 month old
"Simple Starters baby food products fit perfectly with the health first mission of our store. We are thrilled to carry it for our customers."
- A Matter of Health

Investment Terms


Investment Opportunity
We are seeking $500K to grow Simple Starters into the preferred baby and toddler food brand for parents focused on real food.
We are offering a SAFE note with a post-money valuation of $6M. Early bird terms are $1M off the valuation for the first $200K.
simple starters